October 29, 2021

VIA EDGAR
==========
Deborah O’Neal
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Griffin Institutional Access Credit Fund; File Nos. 333-211845 and 811-23159

Dear Ms. O’Neal,

On August 27, 2021, Griffin Institutional Access Credit Fund (the “Fund” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-2 (the “Registration Statement”) with respect to the Fund. On October 12, 2021, you provided oral comments on behalf of the staff of the Securities and Exchange Commission (the “Staff”) to the Registration Statement. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.

Prospectus:

Comment 1. On the cover page, please confirm that the share count presented is accurate.

Response. The Registrant has updated the disclosure as follows.

This Registration Statement carries forward the 40,000,000 Shares of beneficial interest of the Registrant that were previously registered and for which $100,700 of registration fees were paid. As of October 26, 2021, there were 15,703,811.035 shares remaining with 24,296,188,965 shares outstanding.

Comment 2. On the cover page, please add a footnote with the number of shares remaining.

Response. The Registrant has added the footnote requested.

Comment 3. Please confirm that the expense limitation agreement will be in place for at least one year from the date of the prospectus. Please also supplementally provide a copy of the updated fee table and expense example in advance of filing an amended Registration Statement.

Response. The Registrant confirms that the expense limitation agreement will be in place for at least one year from the date of the prospectus. Below is the updated fee table and expense example:

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
2200 Ross Avenue, Suite 5200 ■ Dallas, TX ■ Tel 214.665.3685

SUMMARY OF FUND EXPENSES

Shareholder Transaction Expenses	Class M
Maximum Sales Load (as a percent of offering price)[1]	None
Contingent Deferred Sales Charge	None
Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.85%
Other Expenses	1.44%
Shareholder Servicing Expenses	None
Distribution Fee[2]	0.75%
Remaining Other Expenses[3]	0.69%
Acquired Fund Fees and Expenses	0.01%
Total Annual Expenses	3.30%
Fee Waiver and Reimbursement[4]	(0.19)%
Total Annual Expenses (after fee waiver and reimbursement)	3.11%

[1]	While neither the Fund nor the Distributor imposes an initial sales charge, if you buy Class M Shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information.
[2]	Class M shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the average daily net assets attributable to Class M shares and is payable on a monthly basis. See “Plan of Distribution.”
[3]	CLO expenses are not included in the Other Expenses. If such expenses were included, they would be approximately 0.01% of the Fund’s net assets.
[4]	The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the Expense Limitation Agreement) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary annual operating expenses of the Fund (including offering expenses, but excluding taxes, interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 3.10% per annum of the Fund’s average daily net assets attributable to Class M shares (the Expense Limitation). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect at least through April 30, 2023 unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on 60 days’ written notice to the Adviser. See “Management of the Fund.” The total annual expenses in this fee table is different from the ratio of expenses to average net assets given in the Financial Highlights, because the Financial Highlights do not include acquired fund fees and expenses.

The Summary of Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. More information about management fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 28 of this prospectus.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return (the Example assumes the Fund’s Expense Limitation Agreement will remain in effect for only one year and does not include any transaction fee that may be imposed by certain financial firms):

Share Class	1 Year	3 Years	5 Years	10 Years
Class M	$31	$100	$170	$358

Shareholders who choose to participate in repurchase offers by the Fund will not incur a repurchase fee. However, if shareholders request repurchase proceeds be paid by wire transfer, such shareholders may be assessed an outgoing wire transfer fee at the prevailing rates charged by DST. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

SAI:

Comment 4. In the fundamental policies, please add a fundamental policy regarding real estate investing.

Response. The Registrant has added the disclosure requested.

Comment 5. With respect to the fundamental policy on concentration, please add an explanatory note that the Fund will consider any underlying funds in which it invests when determining compliance with its concentration policy.

Response. The Registrant has added the disclosure requested.

* * *

If you have any questions or comments, please contact the undersigned at 214.665.3685. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle

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